DLA Piper LLP (US)
51 John F. Kennedy Parkway
Suite 120
Short Hills, New Jersey 07078-2704
www.dlapiper.com

Emilio Ragosa, Esq.
Emilio.Ragosa@us.dlapiper.com
T 973.307.3004
F 973.215.2804

November 17, 2023

Attention:	Ibolya Ignat, Senior Staff Accountant
Li Xiao, Staff Accountant

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Iovance Biotherapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 28, 2023
File No. 001-36860

Ladies and Gentlemen:

On behalf of Iovance Biotherapeutics, Inc., a Delaware corporation (the “Company”), we respectfully submit this letter in response to the comment issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission in a letter dated October 26, 2023 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2022.

Set forth below is the Company’s response to the Staff’s comment. For the Staff’s convenience, we have incorporated your comment into this response letter in italics.

Form 10-K for the Fiscal year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2022 and 2021

Research and Development Expense, page 92

1.	Please revise your future filings to disclose your research and development costs incurred for each of your key product candidates, including, but not limited to lifileucel, for all periods presented. To the extent that you do not track expenses by product candidate, program, or indications, disclose that fact and explain why you do not maintain and evaluate research and development cost in this matter. For unallocated research and development expenses, provide a breakdown by type or nature of expense. Please assure that the sum reconciles to the total research and development expense for the period on the Consolidated Statements of Operations. Please provide us with your proposed disclosure, and tell us in which periodic report the proposed disclosure will be included.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not track research and development expenses by each individual product candidate, program, or indication. However, the Company does track direct research and development expenses by product categories, as set forth in the proposed disclosure below. Furthermore, for unallocated research and development expenses, which the Company defines as indirect research and development expenses, the Company will provide a breakdown of the type and nature of the expense.

Accordingly, to address the Staff’s comment, the Company has prepared the proposed disclosure below as well as the pro forma tables attached hereto as Annex A that the Company will include in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each of its periodic reports, beginning with the Form 10-K that the Company will file for the fiscal year ended December 31, 2023:

“We separate our research and development expenses into two broad categories: direct and indirect. Additionally, with respect to direct research and development expenses, we further divide expenses into the following sub-categories: ‘TIL, including combination therapy,’ ‘Next Generation,’ and ‘Other clinical, preclinical and research programs under development.’ For direct research and development expenses, we track specific project research and development expenses that are directly attributable to our preclinical and clinical development candidates that have been selected for further development. Such direct research and development expenses include third-party contract costs relating to the manufacturing of TILs as well as preclinical and clinical trial activities.

All remaining research and development expenses are categorized as indirect research and development expenses. Such indirect research and development expenses include employee salaries and benefits, stock-based compensation, consulting and contracted services to supplement our in-house activities, and costs associated with our facilities. These expenses are not directly tied to any individual project and are generally deployed across multiple projects. As such, we do not maintain information regarding those costs incurred on a project specific basis.”

Once the Company has prepared its Form 10-K for the fiscal year ended December 31, 2023, the Company will ensure that the sum of the research and development expenses provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” reconciles to the total research and development expense for the period on the Consolidated Statements of Operations. The proposed disclosure above as well as the pro forma tables attached hereto as Annex A are subject to non-material changes based on developments in the Company’s business between the date hereof and the date on which the Company files its Form 10-K for the fiscal year ended December 31, 2023.

Please do not hesitate to contact Emilio Ragosa, Esq. at (973) 307-3004 or Emilio.Ragosa@us.dlapiper.com of DLA Piper LLP (US) with any questions or comments regarding this letter.

Sincerely,

DLA Piper LLP (US)

By:	/s/ Emilio Ragosa
Emilio Ragosa, Esq.

cc:	Legal Department
Iovance Biotherapeutics, Inc.
legal@iovance.com

Annex A

The following table summarizes our research and development expenses by project (in thousands):

	Year Ended December 31,		Increase (Decrease)	
	2023	2022	$	%
Direct research and development expense by product candidate				
TIL, including combination therapy				
Next Generation				
Other clinical, preclinical and research programs under development				
Indirect research and development expenses				
Personnel related (excluding stock-based compensation)				
Stock-based compensation expenses				
Contractors and outside services				
Office and facilities				
Other				
Total Research and Development	-	-	-	

The following table summarizes our research and development expenses by project (in thousands):

	Year Ended December 31,		Increase (Decrease)	
	2022	2021	$	%
Direct research and development expense by product candidate				
TIL, including combination therapy				
Next Generation				
Other clinical, preclinical and research programs under development				
Indirect research and development expenses				
Personnel related (excluding stock-based compensation)				
Stock-based compensation expenses				
Contractors and outside services				
Office and facilities				
Other				
Total Research and Development	-	-	-